United States securities and exchange commission logo





                               September 5, 2023

       W. L.    Perch    Nelson
       Chief Executive Officer
       American Hospitality Properties REIT II, Inc.
       14643 Dallas Parkway, Suite 970
       Dallas, TX 75201

                                                        Re: American
Hospitality Properties REIT II, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed August 18,
2023
                                                            File No. 367-00346

       Dear W. L.    Perch    Nelson:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 11, 2023 letter.

       Form 1-A filed August 18, 2023

       General

   1. We note your response to prior comment 1. Please also confirm that in future filings, you will provide (i) a
statement that the Manager is ultimately responsible for your NAV calculation, (ii) the
range or weighted average for each key assumption, and (iii) a quantitative
illustration of the sensitivity of the valuation to a percentage change in one or more key assumptions.
       Exhibits

   2. We note your risk factor disclosure on page 29 regarding provisions (i) setting limitations on ownership by
"benefit plan investors" and (ii) authorizing the redemption of any investor's interests
for which you determine there is a material likelihood you would be
 W. L.    Perch    Nelson
American Hospitality Properties REIT II, Inc.
September 5, 2023
Page 2

       deemed a fiduciary under applicable law. We are unable to locate such provisions in your
       Articles of Incorporation (Exhibit 2.1) or Bylaws (Exhibit 2.2). Please reconcile your disclosure or advise.
3. Please file executed versions of your indemnification agreements with executive officers and directors referenced on page 51 of your offering circular. Refer to
Item 17.6(b) of
       Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Dorrie Yale at 202-551-8776 with any other questions.



                                                             Sincerely,
FirstName LastNameW. L.    Perch    Nelson
                                                       Division of Corporation
Finance
Comapany NameAmerican Hospitality Properties REIT II, Inc.
                                                       Office of Real Estate &
Construction
September 5, 2023 Page 2
cc:       Kenneth L. Betts
FirstName LastName